Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Nine Months Ended September 30, 2011 and 2010

(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Basic – assumes no dilution:

Net income	$23,128	$20,166	$37,252	$65,750

Weighted average number of common shares outstanding during the period	39,919	39,411	39,854	39,294

Net income per share – basic	$0.58	$0.51	$0.93	$1.67

Diluted – assumes full dilution:

Net income	$23,128	$20,166	$37,252	$65,750

Weighted average number of common shares outstanding during the period	39,919	39,411	39,854	39,294

Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	162	304	231	253
Common stock units related to deferred compensation for Directors	112	106	112	106
Common stock units related to deferred compensation for Employees	114	194	114	194
Restricted common stock units related to incentive compensation	1,144	1,100	1,144	1,100

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,451	41,115	41,455	40,947

Net income per share – diluted	$0.56	$0.49	$0.90	$1.61